June 27, 2019

Robert Davidson
Chief Executive Officer
Cure Pharmaceutical Holding Corp.
1620 Beacon Place
Oxnard, CA 93033

       Re: Cure Pharmaceutical Holding Corp.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed June 26, 2019
           File No. 000-55908

Dear Mr. Davidson:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to comment 2 of our prior letter that your exclusive forum provision does not apply to the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We note that Article XI of your Bylaws states that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
      1933, which is inconsistent with your disclosure. Please address this inconsistency with your disclosures and Article XI.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Davidson
Cure Pharmaceutical Holding Corp.
June 27, 2019
Page 2

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.



                                                          Sincerely,

FirstName LastNameRobert Davidson                         Division of
Corporation Finance
                                                          Office of
Manufacturing and
Comapany NameCure Pharmaceutical Holding Corp.
                                                          Construction
June 27, 2019 Page 2
cc:       Peter DiChiara
FirstName LastName